Nasdaq Regulation

Nasdaq

**William Slattery**
Vice President
Listing Qualifications

*By Electronic Mail*

June 3, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 3, 2020 The Nasdaq Stock Market (the "Exchange") received from Pinnacle Financial Partners, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, each of which represents a 1/40th ownership interest in a share of 6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 liquidation preference per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery